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                             November 10, 2022

       Weilin Zhang
       Chief Financial Officer
       Tantech Holdings Ltd
       c/o Tantech Holdings (Lishui) Co., Ltd.
       No. 10 Cen Shan Road, Shuige Industrial Zone , Lishui City
       Zhejiang Province 323000
       People   s Republic of China

                                                        Re: Tantech Holdings
Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed July 18, 2022
                                                            Response Dated
October 12, 2022
                                                            File No. 001-36885

       Dear Weilin Zhang:

              We have reviewed your October 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 12, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Permissions Required from the PRC Authorities for Our Operations, page 4

   1. We note your response to our previous comment 3, specifically we note Company's analysis regarding who
is subject to cybersecurity review by the Cyberspace
                                                        Administration of China
("CAC"). We also note you conclude that "we don't believe we are not subject to the
cybersecurity review by the CAC" while your analysis points to not being subject to review
by the CAC. Please clarify whether you are or are not required to go through
cybersecurity review by the CAC or otherwise advise.
 Weilin Zhang
Tantech Holdings Ltd
November 10, 2022
Page 2
Report of Independent Registered Public Accounting Firm, page F-2

2. Please refer to prior comment 7 and amend your filing to include the audited December
         31, 2019 period as soon as practically possible.
        You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at (202) 551-3188 or Jason Drory at
(202) 551-8342 with any other questions.



                                                            Sincerely,
FirstName LastNameWeilin Zhang
                                                            Division of
Corporation Finance
Comapany NameTantech Holdings Ltd
                                                            Office of
Industrial Applications and
November 10, 2022 Page 2                                    Services
FirstName LastName